Filed Pursuant to Rule 424(b)(2)
Registration No. 333-253385
May 24, 2021
PRICING SUPPLEMENT
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Equity Index Underlying Supplement dated February 23, 2021, and ETF
Underlying Supplement dated February 23, 2021)



HSBC USA Inc.

Buffered Accelerated Market Participation Securities™

$1,714,000 Buffered AMPS™ Linked to the S&P 500® ESG Index
$253,000 Buffered AMPS™ Linked to the Russell 2000® Index
$1,457,000 Buffered AMPS™ Linked to the S&P 500® Index
$181,000 Buffered AMPS™ Linked to the iShares® MSCI Emerging Markets ETF

► 200.00% (2.00x) exposure to any positive return of the relevant Reference Asset, subject to a maximum return
► Protection from 10.00% of any losses of the relevant Reference Asset
► 2 year and 6 months maturity
► All payments on the Notes are subject to the credit risk of HSBC USA Inc.


HSBC Buffered Note Video

The Buffered Accelerated Market Participation Securities™ (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and either page S-1 of the accompanying Equity Index Underlying Supplement or page S-1 of the accompanying ETF Underlying Supplement, as applicable.

The Estimated Initial Value of the Notes on the Pricing Date is $952.00 per Note with respect to the Notes linked to the SPXESUP, $952.00 per Note with respect to the Notes linked to the RTY, $954.00 per Note with respect to the Notes linked to the SPX and $946.00 per Note with respect to the Notes linked to the EEM, each of which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[(1)]	Proceeds to Issuer
Per Note / Total linked to the SPXESUP	$1,000.00 / $1,714,000.00	$22.50 / $38,565.00	$977.50 / $1,675,435.00
Per Note / Total linked to the RTY	$1,000.00 / $253,000.00	$17.75 / $4,490.75	$982.25 / $248,509.25
Per Note / Total linked to the SPX	$1,000.00 / $1,457,000.00	$22.50 / $32,782.50	$977.50 / $1,424,217.50
Per Note / Total linked to the EEM	$1,000.00 / $181,000.00	$22.50 / $4,072.50	$977.50 / $176,927.50

[(1)] With respect to the Notes linked to the SPXESUP, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the SPXESUP. With respect to the Notes linked to the RTY, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.775% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the RTY. With respect to the Notes linked to the SPX, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the SPX. With respect to the Notes linked to the EEM, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the EEM. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value


HSBC

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ (Buffered AMPS™)

Linked to S&P 500® ESG Index | Russell 2000® Index | S&P 500® Index | iShares® MSCI Emerging Markets ETF

This document relates to four offerings of Buffered Accelerated Market Participation Securities™. Each of the four Notes will have the respective terms described in this document and the accompanying prospectus, prospectus supplement and relevant underlying supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or relevant underlying supplement, the terms described in this document shall control.

This document relates to multiple offerings of Notes, each linked to the performance of a specific index or index fund (each a "Reference Asset"). Each of the four Notes will have the Maximum Cap indicated in the table below. The performance of each of the four Notes does not depend on the performance of any of the other Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset, as described below. The following key terms relate to the offerings of Notes:

Issuer: HSBC USA Inc.
Principal Amount: $1,000 per Note
Reference Asset: The relevant underlying index or index fund, as indicated below

Reference Asset:	Ticker	Upside Participation Rate	Maximum Cap	CUSIP/ISIN
The S&P 500® ESG Index	SPXESUP	200.00%	11.15%	40438C6V8 / US40438C6V81
The Russell 2000® Index	RTY	200.00%	13.85%	40438C6W6 / US40438C6W64
The S&P 500® Index	SPX	200.00%	11.15%	40438C6U0 / US40438C6U09
The iShares® MSCI Emerging Markets ETF	EEM	200.00%	12.90%	40438C6X4 / US40438C6X48

Trade Date: May 24, 2021
Pricing Date: May 24, 2021
Original Issue Date: May 27, 2021
Final Valuation Date: November 21, 2023, subject to adjustment as described under "Additional Terms of the Notes - Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Maturity Date: November 27, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes - Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Payment at Maturity: On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Reference Return: With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Final Settlement Value: *If the relevant Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:
(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
(b) $1,000 + ($1,000 × Maximum Cap).
If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).
If the relevant Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
$1,000 + ($1,000 × (Reference Return + 10.00%)).
Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -20.00%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 90.00%) of your investment.**

Buffer Percentage: With respect to each offering, -10.00%
Initial Value: 357.44 with respect to the Notes linked to the SPXESUP, 2,227.338 with respect to the Notes linked to the RTY, 4,197.05 with respect to the Notes linked to the SPX and $53.58 with respect to the Notes linked to the EEM, each of which was the Official Closing Value of the relevant Reference Asset on the Pricing Date.
Final Value: The Official Closing Value of the relevant Reference Asset on the Final Valuation Date.
Official Closing Value: The Official Closing Price or the Official Closing Level of the relevant Reference Asset.

Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors - The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to separate offerings of Notes, each linked to a different Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although each offering of Notes relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any security included in such Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and either the Equity Index Underlying Supplement dated February 23, 2021 (for Notes linked to the SPXESUP, RTY and SPX) or, the ETF Underlying Supplement dated February 23, 2021 (for Notes linked to the EEM) as applicable. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement and ETF Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this document, page S-1 of the prospectus supplement and either page S-1 of the Equity Index Underlying Supplement or, page S-1 of the ETF Underlying Supplement as applicable, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplements) with the SEC for the offerings to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and the Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and relevant underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

‣ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

For Notes linked to the SPXESUP, the RTY or the SPX:

‣ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

For Notes linked to the EEM:

‣ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026629/tm217170d6_424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the relevant Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the relevant Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10.00%)).

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -20.00%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the relevant Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 90.00%) of your investment.**

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

The reference sponsor of the SPXESUP and the SPX is S&P Dow Jones Indices LLC. The reference sponsor of the RTY is FTSE Russell. The reference sponsor of the EEM is iShares, Inc.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the relevant Reference Asset and you believe the value of such Reference Asset will increase over the term of the Notes.

▸ You are willing to invest in the Notes based on the Maximum Cap indicated herein with respect to that Note offering, which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10.00%.

▸ You understand and accept that your investment may not provide full return of principal.

▸ You are willing to forgo dividends or other distributions paid on the stocks included in the relevant Reference Asset or the Reference Asset itself, as applicable.

▸ You do not seek current income from your investment.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe the relevant Reference Return will be negative on the Final Valuation Date or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the Maximum Cap indicated herein with respect to that Note offering, which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10.00%.

▸ You seek an investment that provides full return of principal.

▸ You prefer to receive the dividends or other distributions paid on the stocks included in the relevant Reference Asset or the Reference Asset itself, as applicable.

▸ You seek current income from your investment.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and either page S-1 of the accompanying Equity Index Underlying Supplement or page S-1 of the accompanying ETF Underlying Supplement, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and relevant underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and relevant underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement;

If your Notes are linked to the SPXESUP, the RTY or the SPX:

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

If your Notes are linked to the EEM:

▸ "—General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▸ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Percentage of -10.00%. Accordingly, if the relevant Reference Return is less than -10.00%, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose up to 90.00% of your investment at maturity if the relevant Reference Return is less than the Buffer Percentage.

The amount payable on the relevant Notes is not linked to the level of the relevant Reference Asset at any time other than on the Final Valuation Date.

The Final Value of the relevant Reference Asset will be based on the Official Closing Value of the relevant Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the relevant Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Initial Value, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the relevant Reference Asset prior to such decrease. Although the actual value of the relevant Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Value of the relevant Reference Asset on the Final Valuation Date.

The appreciation on the Notes is limited by the relevant Maximum Cap.

You will not participate in any appreciation in the value of the relevant Reference Asset (as multiplied by the Upside Participation Rate) beyond the relevant Maximum Cap. The Maximum Cap is 11.15% with respect to the Notes linked to the SPXESUP, 13.85% with respect to the Notes linked to the RTY, 11.15% with respect to the Notes linked to the SPX and 12.90% with respect to the Notes linked to the EEM. You will not receive a return on the securities greater than the relevant Maximum Cap.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset

Changes that affect a Reference Asset may affect the value of a Reference Asset and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of a Reference Asset concerning additions, deletions and substitutions of the stocks included in a Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of a Reference Asset. The policies of the reference sponsor with respect to the calculation of a Reference Asset could also affect the value of a Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of a Reference Asset. Any such actions could affect the value of a Reference Asset and the value of and the return on the Notes.

Risks associated with non-U.S. companies.

The value of the EEM depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EEM and, as a result, the value of the Notes.

Risks associated with emerging markets.

An investment in the EEM will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities included in the EEM are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the EEM and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

We make no representation or assurance as to the environmental and social impact of the companies included in the SPXESUP.

We make no representation or assurance that the composition of the SPXESUP satisfies, whether in whole or in part, any present or future depositor expectations or requirements as regards any direct or indirect environmental and social impact of the businesses or products of companies included in the SPXESUP. If the environmental and social impact of the companies included in the SPXESUP is a factor in an investor's decision to invest in Notes linked to the SPXESUP, investors should consult with their legal or other advisers before making an investment in the Notes.

The SPXESUP may not be successful and may underperform alternative investment strategies.

There can be no assurance that the SPXESUP will achieve positive returns over any period. The components of the SPXESUP are selected from the constituents of the S&P 500® Index according to the methodology described below. The SPXESUP may underperform relative to the S&P 500® Index or equity markets generally, and the performance of the SPXESUP may be less favorable than alternative investment strategies that could have been implemented.

The SPXESUP follows a particular methodology, which may differ significantly from alternative approaches and investor expectations.

As described in the accompanying Equity Index Underlying Supplement, the SPXESUP follows a specific methodology developed by its sponsor, with determinations made by the sponsor as to which constituents of the S&P 500® Index will be selected as components of the SPXESUP. These determinations are also based on information provided by third-parties and scoring methodologies developed by the sponsor and third-parties. The SPXESUP methodology and the underlying score methodologies and may differ substantially from alternative strategies with similar objectives. Decisions to include or exclude components of the SPXESUP will be made solely by the sponsor, and such decisions will affect the performance of the SPXESUP on an ongoing basis. Additionally, the sponsor will make decisions regarding the stocks included in the SPXESUP at its own discretion, without regard to investor expectations. For example, the sponsor can exercise discretion in evaluating the severity of a controversy and determining whether to exclude a company after the publication of a Media and Stakeholder Analysis report. Similarly, any determinations made with respect to the underlying scores or data referenced by the sponsor, will be made without regard to investors. Neither we nor you will have any ability to affect decisions made regarding the SPXESUP or any underlying data, scores or methodologies. The SPXESUP may include components that differ significantly from alternative investments strategies with similar objectives and may underperform such alternative investment strategies, perhaps significantly.

The SPXESUP has a very limited operating history and may perform in unanticipated ways.

The SPXESUP was established on January 28, 2019 and therefore has little to no operating history. Because the SPXESUP is of recent origin and limited actual historical performance data exists with respect to it, your investment in the Notes may involve a greater risk than investing in securities linked to an index with a more established record of performance. Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodology to historical prices of the equities that comprise the SPXESUP. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards equities that have performed well in the past. Hypothetical back-tested results are neither an indicator or a guarantor of future results.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the

Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in a Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the stocks included in a Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in a Reference Asset.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the relevant Reference Asset relative to its Initial Value. We cannot predict the Final Value of the relevant Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset to which your Notes are linked or the return on your Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis. The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following terms:

▶ Principal Amount: $1,000

▶ Upside Participation Rate: 200.00%

▶ Hypothetical Maximum Cap[*]: 11.15%

▶ Buffer Percentage: -10.00%

* The actual Maximum Cap with respect to the Notes linked to the SPXESUP is 11.15%, with respect to the Notes linked to the RTY is 13.85%, with respect to the Notes linked to the SPX is 11.15% and with respect to the Notes linked to the EEM is 12.90%.

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
100.00%	$1,111.50	11.15%
80.00%	$1,111.50	11.15%
60.00%	$1,111.50	11.15%
40.00%	$1,111.50	11.15%
30.00%	$1,111.50	11.15%
20.00%	$1,111.50	11.15%
15.00%	$1,111.50	11.15%
10.00%	$1,111.50	11.15%
8.36%	$1,111.50	11.15%
5.575%	**$1,111.50**	**11.15%**
5.00%	$1,100.00	10.00%
2.79%	$1,055.80	5.58%
2.00%	$1,040.00	4.00%
1.00%	$1,020.00	2.00%
0.00%	**$1,000.00**	**0.00%**
-2.00%	$1,000.00	0.00%
-4.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-6.00%	$1,000.00	0.00%
-8.00%	$1,000.00	0.00%
-10.00%	**$1,000.00**	**0.00%**
-25.00%	$850.00	-15.00%
-40.00%	$700.00	-30.00%
-55.00%	$550.00	-45.00%
-70.00%	$400.00	-60.00%
-85.00%	$250.00	-75.00%
-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The relevant Reference Return is 2.79%

Reference Return:	2.79%
Final Settlement Value:	**$1,055.80**

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,055.80 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 \; + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 2.79\% \times 200.00\%)$$

$$= \$1,055.80$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does not exceed the hypothetical Maximum Cap.

Example 2: The relevant Reference Return is 8.36%

Reference Return:	8.36%
Final Settlement Value:	**$1,111.50**

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,111.50 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 \; + (\$1,000 \times \text{Maximum Cap})$$

$$= \$1,000 + (\$1,000 \times 11.15\%)$$

$$= \$1,111.50$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the hypothetical Maximum Cap when the relevant Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the hypothetical Maximum Cap.

Example 3: The relevant Reference Return is -5.00%

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the relevant Reference Return is less than zero but greater than the Buffer Percentage of -10.00%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 3 shows that you will receive the return of your principal investment where the value of the relevant Reference Asset declines by no more than 10.00% over the term of the Notes.

Example 4: The relevant Reference Return is -15.00%

Reference Return:	-15.00%
Final Settlement Value:	**$950.00**

Because the relevant Reference Return is less than the Buffer Percentage of -10.00%, the Final Settlement Value would be $950.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 10.00\%)]$$

$$= \$1,000 + [\$1,000 \times (-15.00\% + 10.00\%)]$$

$$= \$950.00$$

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Percentage of -10.00%. **You will lose some or a significant portion (up to 90.00%) of your investment.**

DESCRIPTION OF THE REFERENCE ASSETS

For the Notes linked to the S&P 500® ESG Index

The disclosure relating to the SPXESUP contained below relates only to the offering of Notes linked to the SPXESUP.

Description of the SPXESUP

The SPXESUP is designed to measure the performance of securities meeting sustainability criteria, while maintaining similar overall industry group weights as the S&P 500® Index. Publication of the SPXESUP began on January 28, 2019, with a base value of 100 on April 30, 2010.

For more information about the SPXESUP, see "The S&P 500® ESG Index" beginning on page S-78 of the accompanying Equity Index Underlying Supplement.

Hypothetical and Historical Performance of the SPXESUP

The graph below sets forth the hypothetical back-tested performance of the SPXESUP from May 24, 2011 through January 27, 2019 and the historical performance of the SPXESUP from January 28, 2019 to May 24, 2021. The SPXESUP has been calculated by S&P Dow Jones Indices LLC only since January 28, 2019. The hypothetical back-tested performance of the SPXESUP set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the SPXESUP since its inception on January 28, 2019.

The hypothetical back-tested SPXESUP data only reflects the application of that methodology in hindsight, since the SPXESUP was not actually calculated and published prior to January 28, 2019. The hypothetical back-tested SPXESUP data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested SPXESUP data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual SPXESUP performance would have been had the SPXESUP been in existence or in forecasting future SPXESUP performance. The graph below also reflects the actual SPXESUP performance from January 28, 2019 to May 24, 2021 based on information that we obtained from Bloomberg L.P. Any hypothetical or actual historical upward or downward trend in the level of the SPXESUP during any period shown is not an indication that the level of the SPXESUP is more or less likely to increase or decrease at any time during the term of the Notes.



The historical values of the SPXESUP should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPXESUP on the Final Valuation Date.

For the Notes linked to the Russell 2000® Index

The disclosure relating to the RTY contained below relates only to the offering of Notes linked to the RTY.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-45 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from May 24, 2011 through May 24, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

For the Notes linked to the S&P 500® Index

The disclosure relating to the SPX contained below relates only to the offering of Notes linked to the SPX.

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-55 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from May 24, 2011 through May 24, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPX on the Final Valuation Date.

For the Notes linked to the iShares® MSCI Emerging Markets ETF

The disclosure relating to the EEM contained below relates only to the offering of Notes linked to the EEM.

Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. Shares of the EEM are listed and trade on the NYSE Arca under the ticker symbol "EEM."

For more information about the EEM, see "The iShares® MSCI Emerging Markets ETF" beginning on page S-40 of the accompanying ETF Underlying Supplement.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing values from May 24, 2011 through May 24, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EEM on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the relevant Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the relevant Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the relevant Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the relevant Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. With respect to the Notes linked to the SPXESUP, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the SPXESUP. With respect to the Notes linked to the RTY, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.775% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the RTY. With respect to the Notes linked to the SPX, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the SPX. With respect to the Notes linked to the EEM, HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount with respect to the Notes linked to the EEM.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes linked to the Underlying Shares will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes linked to the Underlying Shares will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note linked to the Underlying Shares will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Notes linked to the Underlying Shares after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the relevant Reference Asset or any of the entities whose stock is included in the relevant Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the relevant Reference Asset or one or more of the entities whose stock is included in the relevant Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the relevant Reference Asset and the entities whose stock is included in the relevant Reference Asset and consult your tax advisor regarding the possible consequences to you if the relevant Reference Asset or one or more of the entities whose stock is included in the relevant Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the relevant Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the relevant Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 23, 2021, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of

America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 23, 2021, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 23, 2021.

TABLE OF CONTENTS

Pricing Supplement

Equity Index Underlying Supplement

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this document, the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$1,714,000
Buffered Accelerated Market Participation Securities™ Linked to the S&P 500® ESG Index

$253,000
Buffered Accelerated Market Participation Securities™ Linked to the Russell 2000® Index

$1,457,000
Buffered Accelerated Market Participation Securities™ Linked to the S&P 500® Index

$181,000
Buffered Accelerated Market Participation Securities™ Linked to the iShares® MSCI Emerging Markets ETF

May 24, 2021

Pricing Supplement